Exhibit 99.1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Mitchells & Butlers plc

2. Name of director

Karim Naffah

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Karim Naffah

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Karim Naffah 159 shares and Jacquelyn Naffah 141 shares acquired

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director and spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase by the ISA Manager of shares through the automatic reinvestment of dividends received under a standing discretion given to the ISA Manager.

7. Number of shares / amount of stock acquired

300 shares

8. Percentage of issued class

Negligible

9. Number of shares/amount of stock disposed

n/a

10. Percentage of issued class

n/a

11. Class of security

Ordinary shares

12. Price per share

277.5p

13. Date of transaction

1 July 2004

14. Date company informed

Notification received from ISA Manager on 21 October 2004

15. Total holding following this notification

48,627

16. Total percentage holding of issued class following this notification

Negligible

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

M J N Bridge +44-121-498-4526

25. Name and signature of authorised company official responsible for making this notification

M J N Bridge

Date of Notification

22 October 2004

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